August 10, 2018

Harold Shlevin, Ph.D.
Chief Executive Officer and President
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd., Suite 240
Norcross, Georgia 30071

       Re: Galectin Therapeutics Inc.
           Registration Statement on Form S-3
           Filed July 27, 2018
           File No. 333-226402

Dear Dr. Shlevin:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed July 27, 2018

General

1. We note that the Line of Credit Warrant has not vested with respect to 500,000 of the
       1,000,000 registered shares of common stock underlying the Line of Credit Warrant. It is premature to register in a secondary offering common stock underlying convertible securities if the investor is not irrevocably bound to purchase those securities. Please revise your registration statement to remove the 500,000 shares of common stock underlying the Line of Credit Warrant that have not yet vested. For guidance, refer to
       Compliance Disclosure Interpretations, Securities Act Sections, Question 139.11.
 Harold Shlevin, Ph.D.
Galectin Therapeutics Inc.
August 10, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameHarold Shlevin, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameGalectin Therapeutics Inc.
                                                           Office of Healthcare
& Insurance
August 10, 2018 Page 2
cc:       Robert E. Tritt - Dentons US LLP
FirstName LastName